Exhibit 99.1

Continental Airlines

Please note that the discussion today contains forward-looking statements that are not limited to historical facts, but reflect the company's current beliefs, expectations or intentions regarding future events. Actual results could differ materially from those described in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the company's Form 10-K and other securities filings with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this presentation.

Unless otherwise noted, all statistics are for mainline operations, excluding regional jets.

In this presentation we discuss non-GAAP financial measures such as Cost Per Available Seat Mile excluding special charges. Comparable GAAP financial measure and a reconciliation of GAAP financial measures to non-GAAP financial measures will be presented at the end of this presentation.

Strategic & Operational Overview

Continental Outperforms the Industry

Pre-Tax Profit/(Loss) per Available Seat Mile



Fourth Quarter 2003
(Cents)
1.0
0.5
0.0
(0.5)
(1.0)
0.55
(0.20)
(0.23)
(0.57)
(0.73)
(1.05)
Industry
(0.44)
LUV
CAL
AMR
NWAC
UAL
DAL
Full Year 2003
(Cents)
1.0
0.5
0.0
(0.5)
(1.0)
0.99
(0.04)
(0.42)
(0.70)
(1.03)
(1.05)
Industry
(0.53)
LUV
CAL
NWAC
AMR
DAL
UAL

Consolidated company data reflected; Excludes certain special items, includes security fee reimbursements
Data not yet available for UAIR.

EBITDAR Margin Higher Than Industry



Fourth Quarter 2003
25%
20%
15%
10%
5%
0%
16.9%
15.5%
13.8%
10.5%
10.5%
5.1%
LUV
CAL
AMR
NWAC
DAL
UAL
Industry
11.4%
Full Year 2003
25%
20%
15%
10%
5%
0%
22.2%
18.3%
11.5%
10.6%
9.3%
4.3%
LUV
CAL
NWAC
DAL
AMR
UAL
Industry
11.1%

EBITDAR Margin = (Operating Income + Depreciation & Amortization + Aircraft Rentals)/Operating Revenue
Consolidated company data reflected; Excludes certain special items, includes security fee reimbursements
Data not yet available for UAIR.


Best System RASM
Fourth Quarter 2003
(Length of Haul Adjusted)
Revenue per ASM (cents)
9
8
7
6
5
8.66
8.56
8.37
8.37
7.22
5.22
Industry 7.70
CAL
UAL
NWAC
AMR
DAL
LUV
Length of haul adjusted to CAL's 4Q03 system LOH of 1496

Globally Well-Balanced

Mitigates Weak Domestic Environment

Major U.S. Carriers



100%
90%
80%
70%
60%
50%
% Capacity
Continental
American
Delta
Northwest
United
US Airways
US Domestic
Atlantic
Latin
Pacific

Source: CAL, AMR, DAL, NWAC & UAL company reports; UAIR Form 41

Domestic Market Share Leader in Largest US O&D Market


New York City Revenue %
25%
20%
15%
10%
9%
7%
5%
25%
20%
15%
10%
5%
0%
CAL
AMR
DAL
UAL
JBLU
UAIR
NWAC

Source: O&D Plus database LTM 2Q03, Top 6 hub-and-spoke carriers and JetBlue shown
Data includes regional affiliates operating under carrier codes



Moderate Capacity Growth Planned for 2004
Full Year 2004E
Year-Over-Year % Change
25%
20%
15%
10%
5%
0%
5.5%
3.0%
17.0%
11.5%
9.0%
7.5%
8.5%
6.5%
Domestic
Trans-Atlantic
Latin
Pacific
Consolidated
Continental
Continental Express

At 6.5% Growth in 2004, Industry Capacity Well Below 2000 Levels


0%
(5)%
(10)%
(15)%
(20)%
% Change
(3.0)%
(9.0)%
(13.4)%
(17.7)%
(4.9)%
(10.7)%
Continental
Big 6
Industry
2003 vs 2000
2004E vs 2000

Big 6 = AMR, CAL, DAL, NWAC, UAIR, UAL
Industry = Big 6, AAI, ALK, ATA, AWA, FRNT, JBLU, LUV
Assumes 2004 year-over-year capacity change of 6.5% for CAL, 5.3% for Big 6, 6.5% for Industry

Consistently Delivering Superb Operating Results

High On-Time Performance



% Arrivals within 14 minutes
85%
80%
75%
70%
65%
60%
82.2%
83.5%
82.0%
2001
2002
2003



Low Cancellation Rate
Cancellation Rates
4%
3%
2%
1%
0%
1.3%
0.4%
0.8%
2001
2002
2003

Industry data per D.O.T. Air Traffic Consumer Report definition; 2001 On-Time Arrivals is a non-weighted average and excludes data for Sept. 11-30, 2001; 2001 Completion Factor excludes Sept. 2001 capacity reduction cancellations.

Product Value Differentiated for Best Customers

Full fare purchase entitles customers to eliteAccess benefits

eliteAccess[SM]

The features of eliteAccess include:

- Expedited Security Screening (where permitted)
- Special eliteAccess Boarding Line
- Priority Baggage Handling
- No middle seat assignment guarantee
- Automatic addition to standby list for a First Class upgrade on all eligible flights

Industry Leading Product

Consistent Customer & Employee Satisfaction

FORTUNE 100 BEST COMPANIES TO WORK FOR 1999

FORTUNE 100 BEST COMPANIES TO WORK FOR 2000

FORTUNE 100 BEST COMPANIES TO WORK FOR 2001

FORTUNE 100 BEST COMPANIES TO WORK FOR 2002

FORTUNE 100 BEST COMPANIES TO WORK FOR 2003

FORTUNE 100 BEST COMPANIES TO WORK FOR 2004

Six Years in a Row!

1996, 1997, 1998, 1999,
2000, 2001, 2002
Best Elite-Level Program



Financial Update

Managing to the New Revenue Environment



Domestic Revenue per ASM
RASM (cents)
11
9
7
10.03
8.20
8.68
9.05
4Q00
4Q01
4Q02
4Q03
Domestic Yield & Domestic Load Factor
Yield (cents)
14
13
12
11
10
9
Yield
Load Factor
RASM improvement driven primarily by Load Factor improvement
76%
75%
74%
73%
72%
71%
Load Factor %

RASM and Yield length of haul adjusted to CAL's 4Q03 domestic LOH 1179

LCCs Expected to Continue Growth Expansion


Domestic Market Share
% of Domestic ASMs
100%
90%
80%
70%
60%
50%
16%
5%
79%
17%
5%
78%
20%
6%
74%
22%
8%
70%
23%
9%
68%
2000
2001
2002
2003
2004E
Network Majors
Regionals
LCCs

Network major airlines include ALK, AMR, CAL, DAL, NWAC, UAIR, and UAL; LCCs include AAI, ATA, AWA, FRNT, JBLU, & LUV
Regionals include AMR Eagle, ASA, ACA, COMAIR, Continental Express, Mesa, Mesaba, Pinnacle, SkyWest & US Express
ASM data derived from information disclosed in SEC filings, news releases, and earnings calls



Oil Prices are Currently at 20-year High
35.0
30.0
25.0
20.0
15.0
10.0
$/BBL
Iraq-Kuwait War
$27.99
$15.09
$18.92
$15.98
$19.58
$24.50
$21.51
$20.56
$18.46
$17.19
$18.43
$22.09
$20.62
$14.43
$19.24
$30.20
$25.90
$26.08
$31.04
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
Source: ATA, The Petroleum Economics Monthly, internal company data

Continued Focus on Cost Containment

Cost per Available Seat Mile Holding Fuel Rate Constant



Year-Over-Year % Change
4%
2%
0%
(2)%
(4)%
(0.2)%
(2.5)%
(0.5)%
(2.2)%
2001
2002
2003
2004E

	2001	2002	2003	2004E
Year-Over-Year % Capacity Change	(1.9)%	(5.2)%	(2.2)%	6.5%

Data excludes special items

Shifting Share to Continental.com Decreases Distribution Costs


Sales as a % of Total Sales
100%
90%
80%
70%
60%
6.8%
6.5%
7.7%
8.2%
10.3%
11.9%
13.4%
13.9%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
Traditional Agency
Direct
Other Online
CO.com


Young Fleet is Fuel Efficient
% Change vs. 1998
20%
10%
0%
(10)%
(20)%
9.7%
3.3%
15.2%
3.1%
13.1%
(4.1)%
7.2%
(12.8)%
4.9%
(15.5)%
11.8%
(11.3)%
1999
2000
2001
2002
2003
2004E
ASMs
Gallons Consumed

Long Term Infrastructure Projects Financed

- 231 New Boeing Aircraft (1997-2003) Aircraft, $9.2 Billion at effective interest rate of approximately 6.50%
- Newark Liberty Global Gateway, $978 Million at 6.60%
- Houston Terminals B/C/E, $559 Million at 6.63%
- Cleveland Terminal D, $75 Million at 5.59%

Cash Capital Expenditures



$663
$700
$600
$500
$400
$300
$200
$100
$0
$Millions
$593
$56
$337
$153
$115
$155
ExpressJet
Continental
2001
2002
2003
2004E

Cash Capex includes fleet net of purchase deposits, non-fleet items, rotable parts and capitalized interest.



Fleet Count to Remain Flat through 2007
Aircraft at Year End
Total Mainline Aircraft
400
300
200
100
0
366
355
351
348
348
348
2002
2003
2004
2005
2006
2007


2003 Pension Contributions Dramatically Reduced Required Funding in 2004
$600
$500
$400
$300
$200
$100
$0
$Millions
$89
$372
$529
$300E
$25-$30E
2003
2004E
Previous Minimum
Current Minimum
Planned Funding

Liquidity Remains Strong



$1.6
$1.6
$1.6
$1.5
$1.6
$1.2
$0.8
$0.4
$0.0
($Billions)
30-Jun 2003
30-Sep 2003
31-Dec 2003
31-Mar 2004E
Continental
ExpressJet

Includes cash, restricted cash and short-term investments

Non-GAAP to GAAP Reconciliations

Non-GAAP to GAAP Reconciliation

Fourth Quarter 2003 Consolidated Income / (Loss) before Income Taxes and Minority Interest (Pre-Tax Profit/(Loss)) per Available Seat Mile (ASM):

($Millions)	LUV	CAL	AMR	NWAC	UAL	DAL	Industry
Pre-Tax Profit/(Loss):							
GAAP	$ 101	$ 96	$ (191)	$ 370	$ (182)	$ (512)	$ (318)
Special Items Excluded	-	(135)	96	(492)	(69)	188	(412)
Non-GAAP	$ 101	$ (39)	$ (95)	$ (122)	$ (251)	$ (324)	$ (730)
ASMs - Mainline (Millions)	18,293	19,591	41,295	21,384	34,518	30,800	165,882
Pre-Tax Profit/(Loss) per ASM:							
GAAP (cents)	0.55	0.49	(0.46)	1.73	(0.53)	(1.66)	(0.19)
Non-GAAP (cents)	0.55	(0.20)	(0.23)	(0.57)	(0.73)	(1.05)	(0.44)

Non-GAAP to GAAP Reconciliation

Full Year 2003 Consolidated Income / (Loss) before Income Taxes and Minority Interest (Pre-Tax Profit/(Loss)) per Available Seat Mile (ASM):

($Millions)	LUV	CAL	NWAC	AMR	DAL	UAL	Industry
Pre-Tax Profit/(Loss):							
GAAP	$ 708	$ 201	$ 218	$ (1,308)	$ (1,189)	$ (1,884)	$ (3,254)
Special Items Excluded	-	(229)	(592)	156	(51)	462	(254)
Non-GAAP	$ 708	$ (28)	$ (374)	$ (1,152)	$ (1,240)	$ (1,422)	$ (3,508)
ASMs - Mainline (Millions)	71,790	78,385	88,594	164,778	120,462	135,865	659,874
Pre-Tax Profit/(Loss) per ASM:							
GAAP (cents)	0.99	0.26	0.25	(0.79)	(0.99)	(1.39)	(0.49)
Non-GAAP (cents)	0.99	(0.04)	(0.42)	(0.70)	(1.03)	(1.05)	(0.53)

Non-GAAP to GAAP Reconciliation

Fourth Quarter EBITDAR Margin:

Earnings before interest, taxes, depreciation, amortization and aircraft rent ("EBITDAR") divided by operating revenues

($Millions)	LUV	CAL	AMR	NWAC	DAL	UAL	Industry
Operating Income / (Loss) - GAAP	$ 111	$ 16	$ (227)	$ (12)	$ (366)	$ (135)	$ (613)
Exclude:							
Depreciation & Amortization	99	108	350	138	307	193	1,195
Aircraft Rent	46	225	155	126	183	125	860
EBITDAR - Non-GAAP	$ 256	$ 348	$ 278	$ 252	$ 124	$ 183	$ 1,441
Special Items Excluded (pre-tax)	-	(3)	330	-	232	-	559
EBITDAR Excluding Special Items							
Non-GAAP	$ 256	$ 346	$ 608	$ 252	$ 356	$ 183	$ 2,001
Operating Revenue - GAAP	$ 1,517	$ 2,248	$ 4,391	$ 2,407	$ 3,398	$ 3,615	$ 17,553
Special Items Excluded (pre-tax)	-	(24)	-	-	-	-	-
Operating Revenue - Non-GAAP	$ 1,517	$ 2,224	$ 4,391	$ 2,407	$ 3,398	$ 3,615	$ 17,553
EBITDAR Margin - Non-GAAP	16.9%	15.5%	6.3%	10.5%	3.6%	5.1%	8.2%
EBITDAR Margin Excluding Special Items - Non-GAAP	16.9%	15.5%	13.8%	10.5%	10.5%	5.1%	11.4%

Continental's Operating Revenue of $2,224 excludes $23.6M in additional income related to a change in the expected redemption of frequent flyer mileage credits sold.

Non-GAAP to GAAP Reconciliation

Full Year 2003 EBITDAR Margin:

Earnings before interest, taxes, depreciation, amortization and aircraft rent ("EBITDAR") divided by operating revenues

($Millions)	LUV	CAL	NWAC	DAL	AMR	UAL	Industry
Operating Income / (Loss) - GAAP	$ 482	$ 203	$ (265)	$ (786)	$ (844)	$ (1,360)	$ (2,591)
Exclude:							
Depreciation & Amortization	384	444	565	1,202	1,377	881	4,874
Aircraft Rent	183	896	481	727	687	613	3,587
EBITDAR - Non-GAAP	$ 1,049	$ 1,543	$ 781	$ 1,143	$ 1,220	$ 134	$ 5,870
Special Items Excluded (pre-tax)	-	76	99	268	407	162	1,012
Security Fee Adjustment*	271	-	209	-	-	300	780
EBITDAR Excluding Special Items							
Non-GAAP	$ 1,320	$ 1,619	$ 1,089	$ 1,411	$ 1,627	$ 596	$ 7,662
Operating Revenue	$ 5,936	$ 8,870	$ 9,510	$ 13,303	$ 17,440	$ 13,725	$ 68,761
Special Items Excluded (pre-tax)	-	(24)	-	-	-	-	-
Operating Revenue - Non-GAAP	$ 5,936	$ 8,846	$ 9,510	$ 13,303	$ 17,440	$ 13,725	$ 68,761
EBITDAR Margin - Non-GAAP	17.7%	17.4%	8.2%	8.6%	7.0%	1.0%	8.5%
EBITDAR Margin Excluding Special Items - Non-GAAP	22.2%	18.3%	11.5%	10.6%	9.3%	4.3%	11.1%

*For comparison purposes, adjustment made to reclassify security reimbursement from non-op to operating income. Continental's Operating Revenue of $8,846 excludes $23.6M in additional income related to a change in the expected redemption of frequent flyer mileage credits sold..

Non-GAAP to GAAP Reconciliation

Fourth Quarter Length of Haul Adjusted Revenue per Available Seat Mile (RASM):

*Length of Haul (LOH) formula: (Revenue Passenger Miles (RPMs) / Enplanements) * 1000.*

*LOH Adjusted RASM formula: RASM * (Carrier's LOH / CAL's LOH) ^0.5*

	RASM (cents)	RPMs (Millions)	Enplanements (Thousands)	LOH	LOH Adjusted RASM
CAL	8.66	14,782	9,884	1,496	8.66
UAL	8.23	26,547	16,422	1,617	8.56
NWAC	8.99	16,611	12,821	1,296	8.37
AMR	8.68	29,554	21,243	1,391	8.37
DAL	8.51	22,592	20,985	1,077	7.22
LUV	8.02	11,664	18,395	634	5.22
Industry	8.52	121,750	99,750	1,221	7.70

Source: Company reports

Non-GAAP to GAAP Reconciliation

CASM Holding Fuel Rate Constant to the Prior Year ("CASM HFRC") – Mainline Jet:
Operating Cost per ASM, adjusting average fuel price per gallon for the period to equal the average fuel price per gallon for the corresponding period in the prior year). Note: All amounts are for the mainline jet segment.

(Millions)	2003	2002	2001
Operating Expenses - GAAP	$7,334	$7,640	$7,792
Adjustment for Fuel Rate	(216)	99	74
Operating Expenses HFRC – Non-GAAP	$7,118	$7,739	$7,866
Special Items Excluded	73	(251)	301
Operating Expenses HFRC Excluding Special Items - Non-GAAP	$7,191	$7,488	$8,167
CASM HFRC (cents) – Non-GAAP	9.08	9.65	9.31
CASM HFRC Excluding Special Items* (cents) – Non-GAAP	9.17	9.34	9.67
Corresponding Prior Year Period			
CASM Excluding Special Items (cents) – Non-GAAP	9.22	9.58	9.68

Continental Delivers a Consistent, Quality Product

Continental Continues to Deliver a Consistent, Quality Product

- Food at Mealtimes
- In-flight Video Free of Charge
- Premium Class Service Available on all Mainline Flights
- Premium Airport Service for our Premium Customers - EliteAccess
- Clean, Safe, Reliable Transportation